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                                                                     EXHIBIT 4.1

September 13th, 2002

William D. Huse MD PhD
Chief Executive Officer
Applied Molecular Evolution, Inc
3520 Dunhill St
San Diego, Ca 92121

Dear Bill,

Given the events of today, we believe it important to make clear that our resignations as Directors arose from our serious concerns about how senior management was running the company. These concerns were exacerbated by the events of the last several days, including the manner in which a Director was added to the board. We hope, and trust, that these issues will be addressed by the new Board.

Sincerely,

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
/s/ STANLEY T. CROOKE            /s/ PETER K. HILAL         /s/ CLIVE MEANWELL
Stanley T. Crooke, M.D. Ph.D.    Peter K. Hilal, M.D.       Clive Meanwell, M.D.
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